December 23, 2016

Mr. Gus Rodriguez

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

Washington, DC 20549

Re:	Banc of California, Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 18, 2016
Form 10-Q for Fiscal Quarter Ended June 30, 2016
Filed August 4, 2016
Form 8-K Filed October 19, 2016
File No. 001-35522

Dear Mr. Rodriguez,

In response to the comments by the staff (“Staff”) of the Securities and Exchange Commission (“Commission”) contained in the Staff’s letter dated December 13, 2016, to Banc of California, Inc. (the “Company”) we submit the following information.

For ease of reference, we have repeated the Staff’s comments indicating each comment in boldface text with our response below. We have also underlined proposed additions and struck through proposed text to be deleted in future filings.

Form 8-K filed October 19, 2016

Exhibit 99.2

1.	You entered into alternative energy partnerships during the third quarter ended September 30, 2016, which resulted in an increase in noninterest expenses and the recognition of income tax benefits. So that investors may have a better understanding of these new investments, please tell us and revise in future filings to address the following:

•	The nature and terms of the alternative energy partnerships entered into as well as the company’s future plans for entering into these types of investment partnerships;

•	The accounting literature followed to recognize noninterest expenses and income tax benefits;

•	The funding commitments under these investment partnerships; and

•	The reasons the company has no credit exposure under these partnerships.

Banc of California,	December 23, 2016

Response:

The Company will include additional disclosure in future filings, to the extent applicable, similar to the following:

During Q3 2016, the Company invested in an alternative energy partnership to provide sustainable energy projects that are designed to generate a return to the Company primarily through the realization of federal tax credits (energy tax credits). The Company is a limited partner in this partnership, which was formed to invest in newly installed residential rooftop solar leases and power purchase agreements. As a result of its investment, the Company has the right to certain investment tax credits and tax depreciation benefits (recognized on the flow through and income statement method in accordance with ASC 740), and to a lesser extent, cash flows generated from the installed solar systems leased to individual consumers for a fixed period of time.

While our interest in the alternative energy partnership meets the definition of a Variable Interest Entity (VIE) in accordance with ASC 810, we have determined that we are not the primary beneficiary because we do not have the power to direct the activities that most significantly impact the economic performance of the entity including operational and credit risk management activities. As we are not the primary beneficiary, we did not consolidate the entity. Accordingly, the Company uses the Hypothetical Liquidation at Book Value (HLBV) method to account for the investment in energy tax credits as an equity investment under ASC 970-323-25-17. Under the HLBV method, an equity method investor determines its share of an investee’s earnings by comparing its claim on the investee’s book value at the beginning and end of the period, assuming the investee were to liquidate all assets at their U.S. GAAP amounts and distribute the resulting cash to creditors and investors under their respective priorities.

The Company funded $41.6 million of its $100 million aggregate funding commitment into the partnership through the third quarter ended September 30, 2016, and recognized a loss on investment of $17.7 million through its HLBV application. As a result, the balance of its investment was $23.9 million and was included in Other Assets in the Consolidated Statements of Financial Condition at September 30, 2016. From an income tax benefit perspective, the Company recognized investment tax credits of $19.4 million as well as income tax benefits relating to the recognition of its $17.7 million loss through its HLBV application during the three months ended September 30, 2016.

The assets and liabilities presented in the table below convey the size of the assets and liabilities of the partnership as of September 30, 2016, as well as the Company’s exposure to loss. As the investment represents an unconsolidated VIE to the Company, the assets and liabilities of the investment itself are not recorded on our balance sheet.

(In Thousands)	9/30/2016
Equipment, net of depreciation	$104,726
Other assets	43

Total unconsolidated assets	$104,769

Total unconsolidated liabilities	$—

Maximum loss exposure	$82,340

Banc of California,	December 23, 2016

The maximum loss exposure that would be absorbed by the Company in the event that all of the assets in the VIE are deemed worthless is $82.3 million, consisting of our investment balance of $23.9 million plus $58.4 million of unfunded equity commitments as of September 30, 2016. We believe the Company’s loss exposure on its investment is reduced considering its return on its investment is provided not only by the cash flows of the underlying customer leases and power purchase agreements, but also through the significant tax benefits, including federal tax credits generated from the investment. In addition, the arrangement includes a transition manager to support any transition of the solar company sponsor whose role includes that of the servicer and operation and maintenance provider, in the event the sponsor would be required to be removed from its responsibilities (e.g., bankruptcy, breach of contract, etc.), thereby further limiting the Company’s exposure.

The Company anticipates entering into similar partnerships in future periods as part of the Company’s tax planning strategies.

2.	You disclose that you entered into a new “flow through” agreement on agency originations during the quarter ended September 30, 2016, to reduce the volatility from mortgage servicing rights. Please tell us how the volatility of your mortgage servicing rights will be reduced and the expected impact on operating performance as a result of this new “flow through” agreement.

Response:

The Company will include additional disclosure in future filings, to the extent applicable, similar to the following:

The Company retains mortgage servicing rights (MSRs) from its sales of residential mortgage loans. MSRs on residential mortgage loans are reported at fair value each reporting period. During the third quarter ended September 30, 2016, the Company entered into a “flow” agreement establishing general terms for the purchase and sale to a third party MSR investor in connection with future residential mortgage loan sales to Government Sponsored Entities (GSEs). The “flow” agreement will allow the Company to sell its MSRs to a third party MSR investor contemporaneous with the Company’s sales of its (servicing retained) residential mortgages to the GSEs. Accordingly, entering into the “flow” agreement will reduce the impact of volatility associated with our MSRs by allowing us to sell our MSRs immediately, thus reducing our exposure to market and other conditions in the future. We currently anticipate that, short of any unforeseen circumstances, the “flow” agreement will continue to be an ongoing relationship that will reduce the growth of the notional amounts related to our MSRs by approximately 50% prospectively.

Form 10-Q for Fiscal Quarter Ended June 30, 2016

Notes to Consolidated Financial Statements

Note 2 – Asset Sale and Subsidiary Sale Transactions, page 13

3.	Please tell us how you determined the gain of $3.7 million on the sale of the Palisades Group to the Chief Executive Officer and Chief Investment Officer of the Palisades Group. Please also tell us how you determined that the $5 million note receivable due in 2018 from the sale of the Palisades Group was collectible given the total assets of $4.5 million and negative net assets of $540,000 of the Palisades Group.

Banc of California,	December 23, 2016

Response:

The Company acknowledges the Staff’s comment and will include additional details on the components of the gain on sale of The Palisades Group, and revise and expand its disclosure related to the $5 million note receivable in future filings, similar to the following:

On May 5, 2016, the Company completed the sale of all of its membership interests in The Palisades Group, a wholly owned subsidiary of the Company, to an entity wholly owned by Stephen Kirch and Jack Macdowell who serve as the Chief Executive Officer and Chief Investment Officer of The Palisades Group. ~~At the time of sale, The Palisades Group had total assets and net assets of $4.5 million and $(540) thousand, respectively.~~ As part of the sale, The Palisades Group issued to the Company a 10 percent, $5.0 million note due May 5, 2018 (the Note). ~~and agreed to pay the Company an additional contingent amount of up to $15.0 million from future earnings. The Note is payable in cash, or a combination of certain unpaid cash due at maturity and issuance of a 19.9 percent interest in The Palisades Group. Subsequent to the sale, The Palisades Group has been providing advisory services to the Company over certain loan portfolio assets.~~ The Company recognized a gain on sale of $3.7 million from this transaction.

The following table illustrates the calculation of the gain on sale of The Palisades Group recognized during the second quarter 2016.

Consideration Received (Paid)	$
Liabilities forgiven by The Palisades Group	1,861,859
Liabilities of The Palisades Group assumed by the Company	(1,077,574)
FV of 10% Note with a principal amount of $5,000,000, maturing 5/5/18	2,370,223
Aggregate fair value of consideration received	3,154,508
Net assets sold (Carrying amount of The Palisades Group)	(539,653)
Gain on Sale of The Palisades Group	3,694,161

The Company estimated various potential future cash flow projection scenarios for The Palisades Group and established probability thresholds for each scenario to arrive at a probability-weighted cash flow expectation, which was then discounted to yield a fair value of the Note at sale date of $2.4 million.

On September 28, 2016, the Note was paid in full in cash prior to maturity and the Company recognized an additional gain of $2.8 million included in Other Income for the three months ended September 30, 2016.

If you have any questions concerning the information set forth in this letter, please do not hesitate to call me at (949) 385-9565.

Banc of California,	December 23, 2016

Respectfully submitted,

/s/ Albert J. Wang

Albert J. Wang

Executive Vice President and Chief Accounting Officer

(Principal Accounting Officer)

cc:

Steven A. Sugarman, Chairman, President and Chief Executive Officer

(Principal Executive Officer)

Francisco A. Turner, Executive Vice President and Chief Strategy Officer

(Principal Financial Officer)

John C. Grosvenor, Executive Vice President and General Counsel